Prospectus Supplement No. 2	Filed pursuant to Rule 424(b)(2)
(To Prospectus Dated February 3, 2022 and	Registration No. 333-262355
Prospectus Supplement dated March 2, 2022)

 Romeo Power, Inc.

8,248,208 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we are offering 8,248,208 shares of our common stock to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville”) at a price of approximately $1.58 per share, pursuant to our previously announced Standby Equity Purchase Agreement with Yorkville dated February 15, 2022 (as amended on February 28, 2022, the “SEPA”). The total purchase price and proceeds we will receive from the sale of the shares is $13,000,000. These shares are being issued as part of the commitment by Yorkville to purchase from time to time, at our option, up to $350,000,000 worth of shares of our common stock pursuant to the SEPA as described in Prospectus Supplement No. 1. We expect to issue the shares to Yorkville on or about March 25, 2022.

In addition to our issuance of common shares to Yorkville pursuant to the SEPA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by Yorkville to the public. Though we have been advised by Yorkville, and Yorkville represents in the SEPA, that Yorkville is purchasing the shares for its own account, for investment purposes in which it takes investment risk (including, without limitation, the risk of loss), and without any view or intention to distribute such shares in violation of the Securities Act of 1933, as amended (the “Securities Act”) or any other applicable securities laws, the Securities and Exchange Commission (the “SEC”) may take the position that Yorkville may be deemed an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act and any profits on the sales of shares of our common stock by Yorkville and any discounts, commissions or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act.

Our common stock is listed on the New York Stock Exchange, Inc. (“NYSE”) under the symbol “RMO”. On March 24, 2022, the closing price of our common stock, as reported on the NYSE, was $1.53 per share.

Investing in our securities involves a high degree of risk.

See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 25, 2022.

THE OFFERING

Securities Offered	8,248,208 shares of common stock of Romeo Power, Inc.

Purchaser	YA II PN, Ltd. pursuant to the Standby Equity Distribution dated February 15, 2022, as amended on February 28, 2022

Purchase price	Approximately $1.58 per share

Proceeds	$13,000,000

Use of Proceeds	We intend to use the net proceeds from the sale of the securities under this prospectus for general corporate purposes, including for general working capital purposes, which may include the repayment of outstanding debt.

Symbol for our common stock on the New York Stock Exchange	“RMO”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA II PN, Ltd. to the public. See “Plan of Distribution” in the accompanying prospectus supplement.